1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 10, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/05/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/04/10 : Chunghwa Telecom announced its revenue of NT$44.6 billion for the first quarter of 2006.

2.	Announcement on 2006/05/01: Publication for describing the Company’s financial forecast information reviewed by an independent auditor

3.	Announcement on 2006/05/10: Chunghwa Telecom announced its revenue of NT$15.48 billion for April 2006

4.	Announcement on 2006/05/10: Apr 2006 sales

EXHIBIT 1

Chunghwa Telecom announced its revenue of NT$44.6 billion for the first quarter of 2006.

Date of events: 2006/04/10

Contents:

1. Date of occurrence of the event: 2006/04/10

2. Name of the company: Chunghwa Telecom Co., Ltd.

3. Relationship to the company (listed company or affiliated company) : Listed company.

4. The shareholding ratios of mutual holding: None.

5. Cause of occurrence: Chunghwa Telecom’s revenue for March 2006 was NT$14.2 billion. For the first quarter of 2006, total revenue was NT$44.6 billion, income from operations was NT$14.6 billion, net income was NT$10 billion and EPS was NT$1.04.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 2

Publication for describing the Company’s financial forecast information reviewed by an independent auditor

Date of events: 2006/05/01

Contents:

1. Year of financial forecast: 2006

2. Date for preparing the financial forecast: April 14, 2006

3. Reasons for preparing the financial forecast: voluntary publicity

4. Name of certified public accountant and the date of the review: Wu, En-Ming and Way, Yung-Do, April 15, 2006

5. Resolution date: April 25, 2006

6. Publication date: May 01, 2006

7. Amount of principal accounts on balance sheet and income statement: format is as follows (Amount in New Taiwan Thousand Dollars):

Accounts	forecast data
Total Current Assets	96,903,757
Long-Term Investments	5,952,048
Property, Plant and Equipment-Net	346,355,282
Total Intangible Assets	9,211,996
Total Other Assets	2,005,892
Total Assets	460,428,975
Total Current Liabilities	53,507,288
Total Long-term Liabilities	319,917
Reserve for Land Value Incremental Tax	94,986
Total Other Liabilities	7,655,747
Total Liabilities	61,577,938
Capital Stock	96,678,449
Total Capital Surplus	216,124,270
Total Retained Earnings	86,051,260
Cumulative Translation Adjustments	-2,942
Total Stockholders’ Equity	398,851,037
Service Revenues	184,202,300
Costs of Services	94,220,915
Gross Profit	89,981,385
Operating Expenses	32,949,884
Income from Operations	57,031,501
Income before Income Tax	55,743,806
Income Tax	11,545,016
Net Income	44,240,192
Basic Income before Income Tax Per Share(Dollars)	$5.74
Basic Net Income Per Share(Dollars)	$4.56

8. Reasons of correction or updating and amount of influence: NA

9. Others: NA

EXHIBIT 3

Chunghwa Telecom announced its revenue of NT$15.48 billion for April 2006

Date of events: 2006/05/10

Contents:

1. Date of occurrence of the event: 2006/05/10

2. Name of the company: Chunghwa Telecom Co., Ltd.

3. Relationship to the company (listed company or affiliated company) : Listed company.

4. The shareholding ratios of mutual holding: None.

5. Cause of occurrence: Chunghwa Telecom’s revenue for April 2006 was NT$15.48 billion. For the first four months, the internal figures for accumulative income from operations were NT$20.1 billion, accumulative net income was NT$14.4 billion and EPS was NT$1.51.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 4

Chunghwa Telecom

May 10, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of APR 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
APR	Invoice amount	17,471,573	17,782,795	- 311,222	-1.75%
Jan -APR	Invoice amount	68,723,762	69,297,774	- 574,012	-0.83%
APR	Net sales	15,477,026	15,320,856	156,170	1.02%
Jan -APR	Net sales	60,108,969	59,320,361	788,608	1.33%

b Trading purpose : None